# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clearway Energy, Inc., CIK 0001567683
CUSIP: 18539C105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 300 Carnegie Center, Suite 300, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001388814

## Reporting persons
- Energy Income Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 658,023; shared voting power 1,607,307; sole dispositive power 658,023; shared dispositive power 1,607,307; aggregate amount beneficially owned 2,265,330 (6.54% of the class)
- James J. Murchie: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Florida (FL); member of a group; sole voting power 658,023; shared voting power 1,607,307; sole dispositive power 658,023; shared dispositive power 1,607,307; aggregate amount beneficially owned 2,265,330 (6.54% of the class)
- Eva Pao: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 658,023; shared voting power 1,607,307; sole dispositive power 658,023; shared dispositive power 1,607,307; aggregate amount beneficially owned 2,265,330 (6.54% of the class)
- Saul Ballesteros: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 658,023; shared voting power 1,607,307; sole dispositive power 658,023; shared dispositive power 1,607,307; aggregate amount beneficially owned 2,265,330 (6.54% of the class)
- John K. Tysseland: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 658,023; shared voting power 1,607,307; sole dispositive power 658,023; shared dispositive power 1,607,307; aggregate amount beneficially owned 2,265,330 (6.54% of the class)

## Item 1. Issuer
Name of issuer: Clearway Energy, Inc.
Address of issuer's principal executive offices: 300 Carnegie Center Suite 300 Princeton, NJ, 08540

## Item 2. Person Filing
Name of person filing:
Energy Income Partners, LLC
James Murchie
Eva Pao
Saul Ballesteros
John Tysseland
Address of principal business office or, if none, residence:
10 Wright Street
Westport, Connecticut 06880
Citizenship:
Energy Income Partners, LLC is a Delaware limited liability company
James Murchie is a citizen of the United States of America
Eva Pao is a citizen of the United States of America
Saul Ballesteros is a citizen of the United States of America
John Tysseland is a citizen of the United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), group (OO)

## Item 4. Ownership
Amount beneficially owned: 2265330
Percent of class: 6.54
Sole power to vote or to direct the vote: 658023
Shared power to vote or to direct the vote: 1607307
Sole power to dispose or to direct the disposition: 658023
Shared power to dispose or to direct the disposition: 1607307

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: A description of the group membership has been filed as an exhibit.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
A description of the group membership has been filed as an exhibit.

## Signatures
- Energy Income Partners, LLC: /s/ Nandita Hogan, Chief Compliance Officer, Energy Income Partners (08/14/2025)
- James J. Murchie: /s/ James J. Murchie, Chief Executive Officer, Energy Income Partners (08/14/2025)
- Eva Pao: /s/ Eva Pao, Partner,Energy Income Partners (08/14/2025)
- Saul Ballesteros: /s/ Saul Ballesteros, Partner, Energy Income Partners (08/14/2025)
- John K. Tysseland: /s/ John K. Tysseland, Partner, Energy Income Partners (08/14/2025)